Exhibit 99.1

CONTACT

Edward Wong, Chief Financial Officer

011-852-2810-7205 or cfo@chnr.net

FOR IMMEDIATE RELEASE

CHINA NATURAL RESOURCES ACQUIRES COAL MINING COMPANY IN GUIZHOU PROVINCE, PRC

HONG KONG, May 11, 2010 – CHINA NATURAL RESOURCES, INC. (NasdaqCM: CHNR), a company based in the People’s Republic of China (“PRC”), today announced that, on April 30, 2010 it entered into an agreement (the “Agreement”) with Feishang Group Limited (“Shareholder”), a related party, pursuant to which China Natural Resources acquired from the Shareholder  (a) all of the issued and outstanding capital stock (the “Shares”) of Wealthy Year Limited (“Wealthy Year”) and its wholly-owned subsidiaries (collectively, the "Coal Group") and (b) the HK$12,407,324 (US$1,590,683) outstanding indebtedness owing by Wealthy Year to the Shareholder on the closing date (“Indebtedness”).

Wealthy Year, through its subsidiaries, owns mining rights to and/or operates five coal mines located in Guizhou Province, the PRC.

The purchase price for the Shares and Indebtedness is US$87 million, subject to adjustment.  The purchase price was determined with reference to, inter alia, the independent valuation of the equity value of the five mining subsidiaries of the Coal Group amounting to approximately RMB1,190 million (US$174.33 million) compiled by Norton Appraisals Limited. Additional details of the transaction are contained in the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on May 11, 2010.

Mr. Feilie Li, the Company’s CEO and Chairman commented: “The acquisition is consistent with our strategy to expand our coal and metal reserves through acquisitions. We are positive about the prospect of the coal mining industry in the PRC. In view of the continuing economic growth in the PRC, we believe that demand for coal will continue to be robust in the foreseeable future and the tension for global energy demand will continue”.

For the convenience of the reader, amounts in Renminbi (“RMB”) have been translated into United States dollars (“US$”) at the rate of US$1.00=RMB6.8263 quoted by the People’s Bank of China as at April 30, 2010. Translations from Hong Kong Dollars to U.S. Dollars have been made at the official pegged exchange rate of US$1.00 = HK$7.80 as of April 30, 2010. The RMB is not freely convertible into US$ and no representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate, or that the translation into US$ is in accordance with US generally accepted accounting principles.

About China Natural Resources

China Natural Resources, Inc., a British Virgin Islands corporation, through its operating subsidiaries in the People’s Republic of China, is currently engaged in (a) the acquisition, exploration, development and production of coal resources in the PRC; and (b) the acquisition and exploitation of mining rights, including the exploration, mineral extraction, processing and sale of iron, zinc and other nonferrous metals extracted or produced at  mines primarily located in Anhui Province in the PRC.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of federal securities laws.  These forward-looking statements are based upon assumptions believed to be reliable, but involve risks and uncertainties that may cause actual results of operations to differ materially from the forward-looking statements.  Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results of the Company, uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China, risks and hazards associated with the Company’s mining activities, uncertainties associated with ore reserve estimates, uncertainties associated with metal price volatility, uncertainties associated with the Company’s reliance on third-party contractors and other risks detailed from time to time in the Company’s Securities and Exchange Commission.